PILLSBURY WINTHROP LLP

2475 HANOVER STREET

PALO ALTO, CALIFORNIA 94304

September 10, 2004

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549-0406

Mail Stop 4-6

Attn: Ms. Peggy Fisher

Re:	PortalPlayer, Inc. - Registration Statement on Form S-1 (File No. 333-117900)

Ladies and Gentlemen:

On behalf of PortalPlayer, Inc. (the “Registrant”), we enclose for filing under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 to the above-referenced registration statement (the “Registration Statement”), together with exhibits thereto.

Amendment No. 1 to the Registration Statement contains revisions that have been made in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letters dated August 27, 2004 and September 3, 2004. Set forth below are the Registrant’s responses to the Staff’s comments. The number of the responses and headings set forth below correspond to the numbered comments and headings on the letters from the Staff. Marked copies of Amendment No. 1 to the Registration Statement are being provided supplementally with copies of this letter for the convenience of the Staff.

Responses to Letter Dated August 27, 2004

General

1.	Please confirm that any preliminary prospectus you circulate will include all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range, and other information that was left blank throughout the document. Also note that we may have additional comments after you file this information.

Response: The Registrant supplementally confirms that any preliminary prospectus it circulates will include all non-Rule 430A information, including the price range and related information.

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September 10, 2004

2.	Consideration should be given to the updating requirements of Rule 3-12 of Regulation S-X.

Response: Noted.

3.	Please include an updated and signed consent from your independent auditors with any amendment filed.

Response: We have complied with the Staff’s request.

Artwork

4.	The connection between the products manufactured by PortalPlayer and the illustrations presented is unclear. Please consider revising the artwork to explain how the pictures relate to the products that PortalPlayer actually manufactures and sells.

Response: Revised artwork has been included herewith in response to the Staff’s comment. Specifically, text has been added to clarify how the pictures relate to the Registrant’s products.

Prospectus Summary – Pages 1 to 3

5.	Quantify the extent to which your revenues are attributable to Inventec. Disclose the criteria you applied in identifying Aiva, Philips, Rio and Samsung in the summary.

Response: The requested disclosure has been added.

6.	Please provide supplemental support for your stated belief that OEMs “are increasingly relying upon outsourced, independent providers to deliver comprehensive platform. …”

Response: The Registrant supplementally advises the Staff that the referenced statement is based on the Registrant’s belief, which in turn is based on its experience and knowledge of the industry, where major OEMs, such as Dell and Hewlett Packard, outsource virtually all of their manufacturing and development. The disclosure has been revised to clarify that the statement is based on the Registrant’s belief.

The Offering – Page 4

7.	We note the discussion that the information in the prospectus assumes the exercise of the warrants to purchase 2,514 shares of common stock that will expire if not exercised prior to completion of this offering. Provide details of the basis of assuming the exercise of these warrants. Is there a firm commitment or other agreement for the exercise of these warrants?

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September 10, 2004

Response: The Registrant notes that there is no firm commitment or other agreement for the exercise of these warrants and accordingly has revised the disclosure to exclude the shares issuable upon the exercise of the warrants from the post-IPO capitalization. Conforming revisions have been made to clearly indicate that these warrants will expire if not exercised prior to completion of the IPO.

Summary Consolidated Financial Data – Pages 5 to 6

8.	The column that includes the financial information for the six months ended June 30, 2004 in the selected financial data on page 5 should be clearly labeled unaudited. This should also be addressed for the selected financial data on page 28. Please revise.

Response: In response to the Staff’s comment, the Registrant has added “unaudited” to the June 30, 2003 financial information throughout the Registration Statement. The Registrant supplementally notes that since the time of the initial filing, the financial statements as of June 30, 2004 and for the six months then ended have been audited.

Risk Factors – Pages 7 to 21

9.	Please revise the introductory paragraph to eliminate the implication that you have not discussed all material risks, and revise the Risk Factors section as necessary to include a discussion of all material risks.

Response: The requested revisions have been made.

We currently depend on one customer for a high percentage of our revenue- Page 7

10.	Please revise this risk factor to present the risks associated with purchase order sales in more concrete terms. For example, quantify the rate of cancellations during your two most recently completed fiscal years and for the six months ended June 30, 2004.

Response: The Registrant supplementally notes that it is unable to specifically quantify the rate of cancellations, although it believes that, to date, cancellations have been insignificant; however, the Registrant believes that there are risks associated with cancellations depending on individual agreements with customers. Additional disclosure has been added to clarify the risk.

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11.	Reconcile the statement regarding the revenue decline in the first quarter of 2003 due to Inventec’s lower than expected orders with the fact that revenue steadily increased each quarter, as noted on page 37.

Response: The Registrant respectfully notes that it believes the statements are consistent as the quarterly information on page 37 indicates a revenue decline from $3.7 million in the fourth quarter of 2002 to $922,000 in the first quarter of 2003.

We are subject to the risk of supply problems with other components – Page 10

12.	Please describe and quantify the impact to your results and operations of the small form factor hard disk drive supply construction in 2003.

Response: The Registrant supplementally advises the Staff that it cannot quantify the impact on its results and operations of the small form factor hard disk drive supply shortage in 2003, although it believes the shortage did constrain its revenue. In response to the Staff’s comment, disclosure has been added to provide more detail regarding the impact of this shortage on the Registrant’s business.

If the foundries that manufacture our semiconductors do not achieve satisfactory yields Page 12

13.	In the two most recently completed fiscal years, and in the six months ended June 30, 2004, have you experienced any such unsatisfactory yields that resulted in a materially adverse impact to your business and operations, and if so, how was the matter resolved?

Response: The Registrant supplementally notes that to date, it has not experienced unsatisfactory yields that have resulted in a material adverse impact to its business. Disclosure to this effect has been added to the Registration Statement.

The facilities of the independent foundries …—Page 12

14.	Please identify the location of the facilities.

Response: The requested disclosure regarding the location of the facilities has been added.

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We may face intellectual property infringement claims – Page 14

15.	Please describe whether you are currently aware of any parties currently intending to pursue such claims against you.

Response: The Registrant supplementally advises the Staff that it is not currently aware of any parties pursuing or intending to pursue such claims against it and that disclosure has been added to this effect.

We have significant international activities and customers – Pages 14 to 15

16.	Please explain how the bullet point risks associated in conducting business internationally specifically relate to the Asia/Pacific region. We note your disclosure that your sales are mainly derived from this region, including Japan.

Response: The requested revisions have been made.

17.	Please demonstrate the risk cited in the last paragraph by quantifying any material reductions in sales and profitability recently experienced due to foreign currency fluctuations.

Response: The Registrant supplementally notes that to date, it has not experienced any significant reductions in sales and profitability due to foreign currency fluctuations; however, it believes this is a risk in the future given its international activities.

Our corporate actions are substantially controlled by officers, directors. …—Page 20

18.	Please expand your disclosure to include the fact that 5 of your current 8 directors have been appointed by your preferred stockholders. Additionally, please disclose whether any voting agreements exist among these stockholders. Also tell us whether you currently have any procedures in place for resolving actual or perceived conflicts of interest between your principal stockholders and your other stockholders.

Response: The requested disclosure has been added. The Registrant supplementally notes that there is a voting agreement which provides for the rights of the preferred to elect directors as described on page 54. However, the voting agreement terminates upon the IPO, thus, upon completion of the IPO, none of the stockholders will have any special voting rights regarding board representation. The Registrant supplementally notes that it does not currently have in place any procedures for resolving conflicts of interests between its preferred holders and common holders; however, as the preferred stockholders will not have special voting rights after the IPO and as the preferred stock will be converted into common stock upon the IPO, it does not anticipate such procedures will be necessary or applicable.

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Use of Proceeds – Page 23

19.	Since you have no specific plans for the use of a substantial portion of the proceeds from this offering, please describe the principal reasons behind the timing and size of the offering. Please refer to Item 504 of Regulation S-K.

Response: The requested disclosure has been added.

Capitalization – Page 24

20.	Revise to remove the caption relating to cash and cash equivalents from your presentation of capitalization.

Response: The requested revision has been made.

Dilution – Pages 25 to 26

21.	Regarding your dilution table, please make sure you start with historical net tangible book value per share. Then show how you derived the pro forma amounts before the offering (reflecting conversion of preferred to common) that you are using for comparison to net tangible book value per share after the offering.

Response: The requested revision has been made.

Selected Consolidated Financial Data – Pages 27 to 28

22.	Please relocate your footnote “(1)” indication from after the “1999” in the heading to the basic and diluted net income (loss) per share line item to better describe the computation applicable to all periods, not just 1999.

Response: The requested revision has been made.

Management’s Discussion & Analysis – Pages 29 to 41

Overview – Page 29

23.	We note your disclosure that headcount reductions and restructuring initiatives were undertaken in 2002 and 2003. We also refer to the discussion of the reduction in workforce on page 35. Revise MD&A and the financial statements to provide more details of the restructuring activities and include the disclosures required by SAB Topic 5P and SFAS 146, if material. Please revise or advise.

Response: Additional disclosure has been added to MD&A regarding the workforce reductions to comply with SAB Topic 5:P. With respect to the financial statements, no

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additional information has been added as the employee terminations were not part of an extended severance plan with payments in future periods. The two workforce reductions in 2002 and 2003 were not part of one master plan and no amounts were accrued in one period and paid in a subsequent period which would meet the disclosure criteria of SFAS No. 146. All compensation was paid at the time of the severance and no other costs resulted from the activity.

24.	In addition, please describe briefly your reasons for initiating restructuring and headcount reductions in August 2002 and January 2003. Were these initiatives taken in response to a decrease in demand for products, for example? If so, discuss the reasons behind the demand decrease.

Response: The Registrant supplementally advises the Staff that the reduction in force was done as a cost reduction measure to conserve cash for a longer duration due to adverse economic conditions and to bring the rate of cash used more in line with the slower than anticipated revenue growth due to an unfavorable economic environment and the slower than anticipated developing market for hard disk drive-based personal media players. Disclosure to this effect has been added.

25.	We note your disclosure on page 29 that, aside from Inventec, your customer relationships have been developed over a short period of time, are generally in their preliminary states, and that there is no assurance that these customers will generate significant revenue. In the Risk Factors section, please include a discussion of the associated risks to potential investors.

Response: The requested disclosure has been added.

Financial Operations Overview – Pages 30 to 31

Operating Expenses – Page 31

26.	We note your disclosure on page 31 that, pursuant to engineering service arrangements with your customers, you receive reimbursements of some engineering costs. Please expand your discussion to describe the material terms of these arrangements. Additionally, of the dollar amounts cited as your R&D expenses, clarify whether those figures are net of any reimbursements, and separately disclose the amount you expended and the amount of reimbursement for each year presented. Also, pursuant to item 101(c)(1)(xi) of Regulation S-K, please state separately the dollar amount of R&D expense incurred on any customer-sponsored research.

Response: The requested revisions have been made.

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Critical Accounting Policies and Estimates – Pages 32 to 33

27.	Refer to your discussion of stock compensation. Please provide supplemental details of the increase in your calculated fair value from $0.15 in July 2003 to $3.41 in June 2004, including details of the factors and circumstances that resulted in the significant increase in the fair value over this period. Provide details of the Company’s methodology, significant assumptions and “objective and subjective” factors used to determine the fair value of common stock.

Response: The Registrant respectfully refers to its supplemental letter provided to the Staff relating to stock compensation.

Results of Operations Pages 34 to 38

28.	Revise to include within your discussion of the six months ended June 30, 2003 and 2004 the increase in stock based compensation from $.2 million for June 30, 2003 to $3.6 million for June 30, 2004.

Response: The requested revisions have been made.

29.	We note that our explanations for changes in revenue are similar for each of the years presented. Please revise to quantify and discuss each factor that contributed to changes in revenue. For example, you indicate that unit sales increased and average prices declined, but do not give any quantitative factors, such as number of units, change in average price, etc. As a related matter, you discussion of cost of revenues should provide quantitative details as to volume of increase in unit shipments and associated costs. Please provide more details of the declining trend in average selling prices and clarify whether this trend in expected to continue and the impact that this is expected to have on future operations.

Response: The requested disclosure has been added.

30.	Revise your discussion of research and development expense to also address the status of specific R&D projects or groups of related projects and any uncertainties associated with completing the projects. Also, revise to disclose whether historical R&D costs are indicative of future expenses.

Response: The requested revisions have been made.

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31.	Provide a more detailed discussion of the inventory write-downs each period, including the events or circumstances that caused the write downs and whether additional write-downs are expected.

Response: The requested disclosure has been added.

32.	Please revise to include quarterly results for the quarters ended March 31, 2002 and June 30, 2002. Item 302 of Regulation S-X requires quarterly information for each full quarter within the two most recent fiscal years and any subsequent interim period for which financial statements are included.

Response: The Registrant respectfully submits that Item 302 of Regulation S-X applies only to registrants with securities registered under 12(b) or 12(g) of the Exchange Act. The Registrant has no securities that currently meet this requirement. The Registrant believes that the current presentation is consistent with the conclusions reached in the March 2001 SEC Regulations Committee Meeting minutes.

Liquidity and Capital Resources – Pages 38 to 40

33.	We note your belief that your existing resources and cash generated from operations will be sufficient to meet your needs for at least the next 12 months. Please expand your disclosure to also discuss your liquidity on a long-term basis. See instruction 5 to paragraph 303(a) of Regulation S-K.

Response: The requested disclosure has been added.

Business – Pages 42 to 51

34.	As you have stated in the Risk Factors section on page 7, your success depends on Apple’s continued success with the iPod, since such a large portion of your revenue is tied to this product. This fact should be highlighted and discussed in the Business section in much greater detail. You should also discuss the effects on your business and operations of the introduction of products and compete with and threaten to take market share from Apple’s iPod, such as Sony’s new Network Walkman Digital Music Player.

Response: The requested disclosure has been added.

Industry Background – Pages 42 to 43

35.	Please tell us whether IDC has consented to the use of its name and data in the registration statement, and whether any of the cited reports were prepared specifically for your use.

Securities and Exchange Commission

September 10, 2004

Response: The Registrant supplementally confirms that IDC consented to the use of its name and data in the Registration Statement and that none of the cited reports was prepared specifically for the Registrant’s use. We hereby supplementally provide the Staff with a copy of IDC’s consent.

Market Challenges – Pages 43 to 44

36.	We note your disclosure of how OEMs are effected by the market challenges mentioned. Please discuss how these challenges specifically affect your business and operations.

Response: The requested disclosure has been added.

Our Solution Pages 44 to 45

37.	Please balance your disclosure of the advantages of your platform solutions with a discussions of their disadvantages vis-a-vis competing products and technologies.

Response: The requested disclosure has been added.

Our Strategy – Page 45

38.	Please describe, with greater specificity, how you plan to achieve the key elements of your strategy. For example, how do you plan to deepen your penetration with existing customers or increase market share with new customers?

Response: The requested disclosure has been added.

39.	Additionally, you state on page 7 that there is a “relatively small number of potential customers” for your platforms, and that you “expect customer concentration to continue for the foreseeable future.” Tell us how your expansion strategy will deal with this fact.

Response: The requested disclosure has been added.

Manufacturing – Pages 48 to 49

40.	Have you and eSilicon elected to renew your agreement, and if so, do you anticipate any material cost increases?

Response: The Registrant supplementally notes that the eSilicon agreement provides that the initial term of the agreement will be three years from October 22, 2001 but that the agreement automatically renews for one-year periods unless either party provides written notice of non-renewal at least 90 days prior to that date. The initial terms will expire on October 21, 2004; however as neither party provided a notice of non-renewal by the 90 day deadline, the agreement will automatically renew for another year. The

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terms of the agreement will not change at the time of the renewal and thus the Registrant does not currently anticipate any material cost increases in connection with the renewal. Disclosure to this effect has been added.

Intellectual Property – Page 50

41.	Please discuss the duration, importance and effect of all patents, trademarks and licenses held. Please refer to Item 101(c)(1)(iv) of Regulation S-K.

Response: The requested disclosure has been added.

Facilities – Pages 51

42.	We note your disclosure that the lease on your facilities in Hyderabad, India has expired. Have you extended this lease at materially the same costs? If the lease has been extended, please file the amended lease agreement as an exhibit.

Response: The Registrant supplementally notes that the Hyderabad lease has been renewed through August 14, 2005 and the new rent is approximately $500 per month, up from approximately $462 per month. The applicable disclosure has been updated and the new lease has been included as an exhibit to Amendment No. 1.

43.	Additionally, we note that another lease expires in October 2004. It is unclear from your description to which facility this lease relates. Please revise your disclosure. Also tell us whether you plan to renew this lease, and if so, whether you anticipate any material cost increases.

Response: The Registrant supplementally notes that the reference to the October 2004 lease was inadvertently included and has been deleted from Amendment No. 1.

Management – Pages 52 to 61

Board of Directors – Page 54

44.	We note your disclosure that your preferred stockholders have the right to elect 5 members to your board of directors. Please tell us whether your preferred shareholders are party to any voting agreement.

Response: The Registrant supplementally notes that there is a voting agreement which provides for the rights of the preferred to elect directors as described on page 54. However, the voting agreement terminates upon the IPO, thus, upon completion of the IPO, none of the stockholders will have any special voting rights regarding board representation.

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Related Party Transactions – Page 62

Transactions with Management and 5% Stockholders – Pages 62 to 64

45.	Please describe the consulting services provided by Thomas Spiegel, pursuant to your consulting agreement. Additionally, please tell us why the consulting agreement was prematurely terminated.

Response: Disclosure regarding the consulting services provided by Thomas Spiegel has been added. The Registrant supplementally notes that the consulting agreement was terminated as the Registrant believed it was appropriate to do so for corporate governance purposes and in anticipation of it becoming a public company.

Registration Rights – Page 64

46.	Please discuss the material terms of the shareholders agreement other than the terms relating to registration rights. Additionally, we note your disclosure on page 54 that, upon completion of the offering, none of your shareholders will have any special rights “regarding board representation.” Please confirm, if true, that all other special rights, such as Observation Rights, currently granted to parties to this agreement will no longer be provided upon completion of this offering.

Response: The requested disclosure has been added. The Registrant supplementally confirms that all other special rights will be terminated upon the IPO.

Principal Stockholders Page 65

47.	Identify the individuals who have or share voting and/or investment control over the shares owned by the entities listed in the table.

Response: The requested disclosure has been added.

With respect to the shares shown as beneficially owned by Investcorp/(212) Ventures Technology Fund I, L.P. (“(212) Ventures”), the applicable footnote has been revised to clarify that Investcorp, S.A. and SIPCO Limited (“SIPCO”) may be deemed to be beneficial owners of the shares held by (212) Ventures.

To the extent that the Staff is requesting disclosure of individuals who have or share voting control over shares that may be beneficially owned by Investcorp, S.A. or SIPCO, Gibson, Dunn & Crutcher LLP has provided the Registrant with a copy of past correspondence responding to an identical comment and setting forth the basis for the

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disclosure set forth in the Registration Statement. Gibson, Dunn & Crutcher LLP has informed the Registrant that the disclosure approach adopted in the prospectus conforms with the approach that resulted from conversations with William E. Morley, Gregg W. Corso, Martin P. Dunn and Shelley E. Parratt of the Division of Corporation Finance, as reflected in that correspondence. A copy of that correspondence is being provided to the Staff supplementally via Hand Delivery from the Washington, D.C. office of Gibson, Dunn & Crutcher. Although the precise ownership structure may vary with each portfolio company, ultimate control with respect to investment decisions relating to Investcorp, S.A. portfolio companies resides with Investcorp, S.A. and SIPCO, and Gibson, Dunn & Crutcher has confirmed to the Registrant that there have not been any material changes in the facts relating to the ownership and control of Investcorp and SIPCO that would justify any changes to the approach to beneficial ownership disclosure as described in that prior correspondence.

Gibson, Dunn & Crutcher has informed the Registrant that, since the date of the attached correspondence with the Staff, substantially the same disclosure relating to Investcorp, S.A. and SIPCO as presented in the Registration Statement has been discussed and cleared with the Staff on a number of occasions. Other registration statements in which the disclosure was reviewed and accepted by the Staff include the registration statement on Form S-3 filed by CSK Auto Corporation, Registration No. 33-115740 (filed May 21, 2004), the registration statement on Form S-3 filed by CSK Auto Corporation, Registration No. 333-77008 (filed January 18, 2002), the Form S-4 filed by Jostens, Inc., Registration No. 333-45006 (filed on October 10, 2000), the registration statement on Form S-1 for CSK Auto Corporation, Registration No. 333-67231 (filed December 24, 1997), the Form S-4 filed by Harborside Healthcare Corporation, Registration No. 333-51633 (filed on May 1, 1998) and the Form S-4 filed for Simmons Company, Registration No. 333-04841 (filed on May 31, 1996).

By way of background, (212) Ventures is the entity that invested in the Registrant. Technology Ventures Limited, a Cayman Islands corporation (“Technology Ventures”), is the general partner of (212) Ventures. Investcorp may be deemed to control Technology Ventures, and therefore (212) Ventures, because it indirectly owns and controls all of the issued and outstanding capital stock of Technology Ventures. Investcorp, S.A. is a large financial institution with personnel involved in making investments in companies and real estate around the world and in the management of those companies and properties.

As reflected in the Gibson, Dunn & Crutcher correspondence, Investcorp, S.A. has diverse ownership. A majority of the voting stock of Investcorp, S.A. is controlled indirectly by SIPCO, and the remainder of its voting stock is held indirectly by the public shareholders of Investcorp Bank E.C., a company whose stock is traded on the Bahrain stock exchange. SIPCO is simply the vehicle through which Investcorp employees own

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interests in Investcorp. SIPCO has a passive ownership structure, has no employees (other than nominal officers) and has no operations. SIPCO has approximately fifty shareholders. At the time that each Investcorp employee purchased shares of SIPCO, he or she granted an irrevocable proxy in those shares, one of the purposes of which is to ensure institutional control by Investcorp, through its board of directors, when employee shareholders leave employment with Investcorp. The proxy is held by a committee approved by Investcorp’s board of directors, and recognized by Bahrain’s Monetary Authority, which regulates Investcorp. That committee consists of seven individuals who are all senior executives or directors of Investcorp. These individuals receive no special economic benefits from their position, and act on behalf of Investcorp and the public shareholders of Investcorp Bank E.C. These individuals do not have any agreements, understandings or arrangements with respect to Investcorp, SIPCO Limited, Technology Ventures, (212) Ventures or the Registrant, and none of the individuals acting alone has the power to exercise (or will in fact exercise) any power over the Registrant. Because of the diverse ownership of Investcorp S.A. and SIPCO, no natural person or group of natural persons associated with Investcorp, S.A. or SIPCO is directly or indirectly the beneficial owner of greater than five percent of the Registrant’s voting stock.

Description of Capital Stock – Pages 68 to 72

Nasdaq National Market Listing Symbol – Page 72

48.	Supplementally inform us of the status of your application for listing on the Nasdaq National Market.

Response: The Registrant supplementally notes that it has filed its application for listing, has received an initial response letter from Nasdaq requesting additional information and is in the process of providing additional information requested by Nasdaq.

Shares Eligible for Future Sale – pages 73 to 74

Lock-up Agreements – Page 73

49.	We note your disclosure that “substantially all” of your existing stockholders and option holders have agreed not to sell any shares prior to 180 days from the date of the offering, pursuant to the terms of the lockup agreement. Please tell us supplementally what percentage of shares are held by parties not subject to the agreement.

Response: The Registrant supplementally notes that currently approximately 0.6% of the outstanding shares are held by parties not subject to the lock-up agreement and that approximately 99.4% of the shares are subject to a lock-up agreement. The Registrant is endeavoring to secure lock-ups from remaining stockholders.

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Underwriting Pages 78 to 81

50.	Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures.

Briefly describe any electronic distribution in the filing.

Also, in your discussion of the procedure, tell us how your procedures ensure that the distribution complies with Section 5 of the Securities Act. In particular:

•	The communications used;

•	The availability of the preliminary prospectus;

•	The manner of conducting the distribution and sale, like the use of indications of interest or conditional offers; and

•	The funding of an account and payment of the purchase price.

Finally, tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any arrangements like this, promptly supplement your response.

Response: Citigroup Global Markets Inc. (“Citigroup”) and Credit Suisse First Boston LLC (“CSFB”), the joint lead managers of the underwriters, have advised the Registrant that none of the representatives of the underwriters nor any of their affiliates intends to engage in any electronic offer, sale or distribution of the shares in the United States to U.S. persons on any electronic distribution website or platform. CSFB has informed the Registrant that it intends to make the preliminary and final prospectus available in electronic (PDF) format via e-mail to certain of its customers, as well as on the Internet through a password protected portal on its proprietary website. Please note, however, that CSFB will not rely on such availability to satisfy its prospectus delivery requirements. In addition, it is possible that certain other members of the underwriting syndicate may post or transmit an electronic version of the prospectus. Citigroup and CSFB have advised the Registrant that none of the agreements Citigroup or CSFB has

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with the other underwriters contractually limits the ability of those underwriters to make such a posting or transmission. Citigroup and CSFB have also advised the Registrant that they do not know which, if any, members of the syndicate may place a prospectus online or distribute prospectuses electronically, or how they might choose to do so. The representatives currently know only who may be invited to join the syndicate and will not know the final composition of the syndicate or the allocation of shares until after the registration statement is declared effective.

The Registrant has been advised by Citigroup and CSFB that each member of the syndicate of this offering will be an established firm, a registered broker/dealer and an NASD member. However, due to the nature of the syndicate process, the final syndicate list and allocations of shares will not be made until the day of pricing. Shortly after the registration statement is declared effective, pricing information is determined and communicated to those firms that have expressed an interest in becoming syndicate members. After a relatively short period, in which these invitees can decline to participate in the syndicate on the negotiated terms, the final syndicate is established and allocations of shares are made. Prior to that time, Citigroup and CSFB know only who has been invited to join the syndicate, but not the final composition of the syndicate or the allocation of shares. Therefore, Citigroup and CSFB do not have an opportunity to make inquiry of the individual firms that will ultimately comprise the syndicate until after the relevance of their plans, if any, for Internet distribution have been mooted by the declaration of effectiveness of the registration statement.

To address the Staff’s concerns, at the time Citigroup and CSFB send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer, sale or distribution of shares, or that if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers, sales or distributions have been previously reviewed by the Commission and the Commission raised no objections.

Given the responsibility of each broker/dealer to comply with all applicable Commission and NASD rules, including the recent releases and no-action letters on Internet distributions, and given the representations that will be received by Citigroup and CSFB that syndicate members will so comply, there would not appear to be a regulatory need to make Citigroup or CSFB responsible for the Internet activities of other syndicate members. Lead managers have not traditionally been viewed as responsible for the paper delivery activities of their syndicate members, and thus by analogy, it would seem unnecessary and inappropriate with respect to online distribution activities.

Neither the Registrant nor any of the underwriters have any arrangements with a third party to host or access the preliminary prospectus on the Internet, other than in

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connection with plans to conduct an Internet roadshow through Net Roadshow, Inc. (www.netroadshow.com). While the representatives have contracted with Net Roadshow, Inc. to conduct an Internet roadshow, the purpose of this contract is not specifically to host or access the preliminary prospectus. The primary purpose of the Internet roadshow is to provide access to the roadshow slides to institutional investors who cannot, or elect not to, attend roadshow meetings in person. As part of the electronic roadshow process, an electronic version of the preliminary prospectus, identical to the copy filed with the Commission and distributed to live attendees, is required to, and will, be made available on the website. Net Roadshow, Inc. has informed the underwriters that it conducts Internet roadshows in accordance with the Net Roadshow, Inc. no-action letter dated July 30, 1997 and subsequent no-action letters from the Commission with respect to virtual roadshows.

Consolidated Financial Statements

General

51.	Provide supplemental details of the accounting for the consulting agreement with Mr. Spiegel, including the recording the amounts required to be paid upon the termination of the agreement. In addition, supplementally advise us whether the $1.6 million due upon termination of the agreement relates to the $1.6 million lent to Mr. Spiegel discussed on page 64. Was the $1.6 million paid or offset against the amounts loaned to Mr. Spiegel. Please clarify the accounting for these transactions.

Response: The Registrant supplementally advises the Staff that in 2001, the Registrant negotiated a consulting arrangement with Mr. Spiegel. In 2002, Mr. Spiegel became a director and the Registrant issued 1,056,105 shares of Series D convertible preferred stock at $1.515 per share to Mr. Spiegel in exchange for a non-recourse promissory note. Since the promissory note is non-recourse and is effectively repaid through consulting services rendered, the Registrant accounted for the stock issuance, promissory note and consulting arrangements as a grant of restricted stock to a non-employee in exchange for future services. Accordingly, the Registrant expensed the fair value of the preferred stock over the term of the consulting arrangement and each period adjusted the stock-based compensation expense for changes in the fair value of the stock.

The $1.6 million payable at the conclusion of the consulting arrangement has been recorded as an expense over the consulting period and offset against the note receivable balance, including accrued interest. As noted by the Staff, this note receivable is also discussed on page 64. Except for an initial note payment of $120,000 in 2002, no amounts were repaid by Mr. Spiegel until the remaining note and accrued interest was repaid in July 2004.

Securities and Exchange Commission

September 10, 2004

The remainder of the consulting fees of $1,019,000, including the change in the fair value of the preferred stock, was expensed in July 2004 as the cash payment of $1,568,000 was made and the note balance of $1,557,000, including interest of $77,000, was repaid by Mr. Spiegel and cancelled by the Registrant.

Note 1. Organization and Summary of Significant Accounting Policies – Page F-7

Inventory – Page F-7

52.	Revise your discussion of inventory to indicate the cost elements of your finished goods inventory. We note that you have an outsourcing arrangement for the manufacturing, test, packaging, warehousing and shipping of your products. How does this impact the cost of your inventory?

Response: As noted by the Staff, all the costs of acquiring inventory from the third-party manufacturer are recorded as components of finished goods. The disclosure has been revised to add this information as suggested by the Staff. All the costs of the outsourcing arrangement become part of the costs of inventory except freight-in, which is expensed to cost of sales.

Revenue Recognition – Page F-8

53.	Disclosure more details of the basis for recording revenue at the time of shipment, including details of the Company’s return policy, and post shipment obligations (e.g. installation, training, etc.) and how this impacts revenue recognition. In addition, clarify the accounting treatment during the customer acceptance period and the basis for only deferring gross margin over this period rather than deferring total revenue related to these sales.

Response: The Registrant has no return policy or post shipment obligations. Many customers have an acceptance period, which is generally up to 15 days. No revenue is recognized until the acceptance period lapses. Because title to the inventory passes upon receipt of the inventory by the customer and the Registrant has a legally enforceable right to enforce collection at that time, the Registrant records an increase in accounts receivable for the customer invoice and a decrease in inventory for product shipped to the customer site. The deferral on the statement of operations of both the revenue and the cost of revenue until lapse of the customer acceptance period results in the deferred gross margin on the balance sheet.

Securities and Exchange Commission

September 10, 2004

54.	Provide supplemental details of whether there are any multiple deliverables with the Company’s products or services that fall under EITF 00-21.

Response: The Registrant supplementally notes that none of its transactions with customers include multiple deliverables.

55.	Tell us and revise to disclose whether you offer any discounts, credits or other sales incentives to your customers or distributors and, if so, how you account for these incentives. In addition, tell us if you provide discounts in the form of free products, rebates or coupons. If applicable, tell us and revise to disclose how you have accounted for these transactions under EITF 01-9.

Response: The Registrant supplementally advises the Staff that it negotiates fixed unit sales prices with each customer prior to the shipment of product. It does not offer subsequent discounts, marketing credits, rebates, coupons or other forms of sales incentives to its customers at this time. The requested disclosure has been added.

Product Warranty – Page F-8

56.	Provide more details of how the estimate for warranty costs are determined, considering the Company’s limited operating history.

Response: The Registrant’s products are generally subject to warranty and the Registrant provides for the estimated future costs of replacement at the time revenue is recognized. The Registrant’s warranty accrual is based on historical claims compared to historical cost of revenues of the past 12 months. The Registrant assumes that it has to replace products subject to a valid claim. The Registrant has been continuously monitoring its product returns, which have averaged approximately 0.5% of product shipments.

Research and Development and Software Development Costs – Page F-9

57.	Tell us more about your accounting for engineering service contracts in which you are reimbursed for some of the costs of the contract. Explain to us the nature and timing of these costs. How do you accumulate the costs or do you recognize them immediately? When do you receive and recognize the reimbursement? Please advise, supplementally.

Response: The Registrant supplementally advises the Staff that all engineering service arrangements are fixed fees negotiated prior to the initiation of development. The costs are expensed as incurred during the engineering development process. The reimbursement is recognized when the development milestone is completed and accepted by the customer.

Securities and Exchange Commission

September 10, 2004

Stock-Based Compensation – Page F-9

58.	Note that subsequent to August 3, 2004, you may not use the minimum value method for valuing stock-based compensation.

Response: Noted.

Note 4. Accrued Liabilities Page F-12

59.	Please supplementally explain to us the nature of the item “accrued development fees”.

Response: The Registrant supplementally notes that accrued development fees occur as described in response #57 above when engineering service fees are collected prior to the completion of the development effort.

Note 5. Bank Borrowings – Page F-12

60.	Please consider revising your bank borrowings footnote to include a table showing each borrowing outstanding at each balance sheet date, reconciled to the consolidated balance sheet. Presentation in the form of a table makes it easier for readers to determine the amount and scope of borrowings outstanding at each date.

Response: The Registrant has revised its bank borrowings footnote to include a table of the individual components.

Note 6. Commitments – Page F-14

61.	Provide more details of the terms of the commitments to purchase inventory, including the time period, price (e.g. fixed or at market prices) and clarify whether the Company expects to incur any losses as a result of these commitments. Are there any sales commitments related to this inventory?

Response: As of June 30, 2004, the Registrant had purchase orders with two third-party manufacturers totaling $13,198,000 with due dates within the next 90 days and $5,392,000 beyond 90 days. Both the quantities and the unit prices are fixed in these purchase orders. The Registrant has certain cancellation rights based on the due dates of the purchase orders. Based on these cancellation rights and order status as of June 30, 2004, $10,244,000 of the Registrant’s purchase orders were non-cancelable commitments and included within the financial statement footnotes in compliance with the requirements of SFAS No. 47, Disclosure of Long-Term Obligations. These $10,244,000 of purchase commitments at June 30, 2004 include 66,000 units of a particular product for which management no longer forecasts customer demand for 60,000 of these units.

Securities and Exchange Commission

September 10, 2004

Accordingly, the Registrant expensed $315,000 at June 30, 2004 for these excess units. Management does not have other anticipated losses on purchase commitments.

The Registrant places its inventory purchase orders based on customer orders or customer forecasts. As of June 30, 2004 the Registrant had sales commitments for about a third of the inventory resulting from these purchase commitments, and the remaining inventory related to customer orders that are subject to cancellation.

Note 7. Contingencies and Litigation – Page F-14

62.	Your disclosure that you did not record a liability relating to indemnifications because you have not made payment under these arrangements in the past appears to address only your evaluation of the need to record a SFAS 5 liability relating to the loss contingency.

•	Tell us whether your received a fee, either separate or part of a larger arrangement, for indemnifying your customers who enter in contractual relationships.

•	Tell us how you determined that the fair value of your obligation to stand ready under these guarantees was zero. Refer to paragraph 8 through 10 of FIN 45.

Response: The Registrant supplementally advises the Staff that it receives no fee for indemnifying customers who enter into contractual relationships.

The Registrant supplementally advises the Staff that the Registrant’s indemnification under contractual relationships with some of its customers relates solely to intellectual property infringement indemnification. As indicated in FSP FIN 45-1 “Accounting for Intellectual Property Infringement Indemnifications under FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” the arrangement qualifies for the scope exception in paragraph 7(b) of Interpretation 45 (sometimes referred to as the product warranties scope exception) and is, therefore, not subject to the initial recognition and measurement provisions of Interpretation 45.

Note 8 – Convertible Preferred Stock – Page F-14

63.	Refer to your disclosure of the conversion of Series D Preferred Stock into Series E Preferred Stock in March 2004. Supplementally tell us how this conversion resulted in the settlement of potential claims from existing shareholders. What were the terms of the settlement?

Securities and Exchange Commission

September 10, 2004

Response: The Registrant supplementally notes that the Exchange Agreement, as amended, between the Registrant and the stockholders who received shares of Series E Preferred Stock provided that the Series E stockholders released all claims they may have against the Registrant related to certain information provided by the Registrant in connection with the sale of the Registrant’s Series D Preferred Stock. The stockholders provided the full release in exchange for the conversion of the shares of Series D Preferred Stock for shares of Series E Preferred Stock.

Note 9 – Common Stock – Page F-17

64.	Provide us with details (e.g. in an itemized chronological schedule) of each issuance of stock options and warrants by the company in the last fiscal year and through the interim period that includes the following information for each issuance or grant:

a.	Number of shares issued or issuable in the grant;
b.	Purchase price or exercise price per share;
c.	Any restriction or vesting terms;
d.	Management’s fair value per share estimate;
e.	How management determined the fair value estimate;
f.	Identity of the recipient and relationship to the company;
g.	Nature and terms of any concurrent transactions with the recipient;
h.	Amount of any recorded compensation element and accounting literature relied upon.

Provide details of any transactions with unrelated parties believed by management to be particularly evident of an objective fair value per share determination. In addition, provide details and preliminary pricing information based on discussions with your underwriter(s). We will also need to get details of the estimated IPO price range prior to the resolution of this consent.

Response: The Registrant respectfully refers to its supplemental letter provided to the Staff relating to stock compensation.

65.	You disclose that in July 2004 the Company accelerated the remaining unvested options for the Board member stock compensation grant. Tell us and revise to disclose in your filing the expense recognized as a result of the acceleration and how you calculated the expense. Refer to Question 10 of FIN 44.

Response: The Registrant supplementally advises the Staff that the option granted to the Board member was not for services as a director and accordingly, because the director was not an employee, was accounted for under FAS 123 (accordingly FIN 44 does not apply). The effect of the acceleration was to create a final measurement for the value of the unvested portion of the option.

Securities and Exchange Commission

September 10, 2004

Note 10 – Warrants – Page F-20

66.	Supplementally reconcile the warrants discussed on page 4 of your Registration Statement to those warrants discussed in your warrants footnote.

Response: The table below is provided on a supplemental basis to reconcile the disclosure regarding the warrants.

Year	Description	Number of Shares	Common Equivalent	Equity Instrument	Exercise Price
2002	Bank borrowing	66,007	66,007	Series D	$ 1.515
2000	Service agreements	1,427	1,427	common	$ 7.500

		67,434	67,434
2001	Mr. Spiegel	1,333	1,333	Series C	$ 531.000
2000	Service agreements	249	249	common	$ 150.00 - 225.00
1999	Service agreements	466	932	Series A	$ 150.000

		2,048	2,514

Note 13 – Segment Information. Operations by Geographic Area and Significant Customers – Page F 22

67.	Revise to disclose the basis for attributing revenues from external customers to individual countries. Refer to Paragraph 38(a) of SFAS 131.

Response: The requested revision has been made.

68.	We note from your MD&A (page 29) that you have major customers which account for a significant percentage of your revenues. Please revise your segment footnote to disclose the extent of your reliance on major customers. Refer to Paragraph 39 of SFAS 131.

Response: The Registrant respectfully submits that the information as to significant customers is disclosed on F-7 in Concentration of Credit Risk. To eliminate further confusion, it has deleted the term “Significant Customers” from the title of the footnote.

Securities and Exchange Commission

September 10, 2004

Note 14 – Note Receivable from Shareholder – Page F-23

69.	Supplementally tell us how you have accounted for the subsequent payment of all remaining consulting fees to the director and the resulting repayment of the outstanding balance of the promissory note.

Response: The Registrant respectfully submits that the response to this comment is included in the response to the Staff’s comment number 51.

Part II

Item 16. Exhibits and Financial Statement Schedules – Page II-2

70.	Revise your filing to include Schedule II – Valuation and Qualifying Accounts under Item 16(b). Your independent registered public accountant should audit this schedule. Refer to Article 12 of Regulation S-X.

Response: The Registrant respectfully submits that the information required by Article 12 for Schedule II for the warranty reserve is included within the financial statement footnotes. Amounts recorded to adjust inventory balances are lower of cost or market adjustments resulting from excess inventory which are not subject to reversal and not subject to Article 12. These adjustments to inventory balances are included within the financial statement footnotes.

Exhibit 5.1

71.	Please supplementally provide us with a copy of the form of legal opinion for our review.

Response: The form of legal opinion has been provided supplementally herewith.

Responses to Letter Dated September 3, 2004

1.	We note that you have not disclosed an estimated offering price and therefore we defer our final evaluation of stock compensation and other costs recognized. Be advised that once the estimated offering price is specified, we expect to have further comments in this regard when the amendment containing that information is filed.

Response: Noted.

2.

We note the supplemental information dated August 17, 2004 concerning the pricing of stock awards. It appears as though your determination of fair value was performed in-house without the use of valuation specialists. We refer you to AICPA Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”, which concludes that in the absence of quoted or observable market prices or arm’s

Securities and Exchange Commission

September 10, 2004

length cash transactions, it is recommended that a Company obtain a valuation performed by an unrelated valuation specialist. In the absence of such a valuation, please provide within your MD&A the following:

•	A discussion of the significant factors, assumptions, and methodologies used in determining fair value

•	A discussion of each significant factor contributing to the difference between the fair value as of the date of each grant and the estimated IPO price

•	The valuation alternative selected and the reason management chose not to obtain a contemporaneous valuation by an unrelated valuation specialist.

Response: In response to the Staff’s comment, additional disclosure has been added to MD&A to discuss the significant factors, assumptions and methodologies used in determining fair value.

3.	We note from your supplemental information dated August 17, 2004 that you determined the fair value of your common stock based upon applicable market comparables, including trading multiples. Please tell us the comparable companies and the multiples used in your calculation.

Response: The Registrant supplementally notes that price/earnings multiples for similar publicly traded companies were used as a basis for the fair value calculation, including Analog Devices, ARM Holdings, Atheros Communications, ATi, Broadcom, Cirrus Logic, ESS Technology, Genesis Microchip, Nvidia, Marvell Technology Group, Micronas, OmniVision, Pixelworks, QUALCOMM, Research In Motion, SigmaTel,

Silicon Image, Silicon Laboratories, SiRF Technology Holdings, Synaptics, Texas Instruments, Trident Microsystems, Wolfson Microelectronics, Xilinx and Zoran.

* * *

Questions or comments regarding any matters with respect to the Registration Statement may be directed to the undersigned at (650) 233-4564. Comments can also be sent via facsimile at (650) 233-4545.

Very truly yours,

/s/ Davina K. Kaile

Davina K. Kaile

Securities and Exchange Commission

September 10, 2004

cc:	Mr. Adélaja Heyliger

Mr. Gary Johnson
Mr. Svend-Olav Carlsen

Ms. Melinda Litherland

Mr. John D. Wilson